04001615

BB 2/20

K9 2/23

UNITED STATES
ES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 39027

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-1-2003 (MM/DD/YY) AND ENDING 12-31-2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ryan + Company, L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

920 FORD STREET SUITE 200
(No. and Street)

WEST CONSHOHOCKEN (City) PA. (State) 19428 (Zip Code)

PROCESSING SECTION FEB 10 2004 187

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

SCOTT W. RYAN 610-828-2650
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RENZI, BERNARDI, SUAREZ & CO.
(Name — if individual, state last, first, middle name)

1845 WALNUT ST. 14TH FLR (Address) PHILADELPHIA, (City) PA. (State) 19103 (Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 24 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, SCOTT W. RYAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RYAN & COMPANY, LP., as of DECEMBER 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Scott W. Ryan
Signature

MANAGING PARTNER
Title

Notary Public

Notarial Seal
Michael A. Leonard, Notary Public
West Conshohocken Boro, Montgomery County
My Commission Expires March 28, 2005

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Renzi, Bernardi, Suarez & Co.
Certified Public Accountants/Business Advisors

A Professional Association

Howard R. Renzi, CPA
Philip J. Bernardi, CPA, CVA
Edward A. Suarez, CPA, CFE

Janet M. McClafferty, CPA

MEMBER
AMERICAN INSTITUTE OF CPA'S
NEW JERSEY SOCIETY OF CPA'S

To the Partners of Ryan & Company, LP.:

We have audited the accompanying balance sheet of Ryan & Company, LP. ("the Company") as of December 31, 2003, and the related statements of income, changes in Partner's equity and cash flows for the period January 1, 2003, through December 31, 2003. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provided a reasonable basis for our opinion.

Our examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules on pages 9 to 11, inclusive, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ryan & Company, LP. as of December 31, 2003, and the results of its operations and its cash flows for the period January 1, 2003, through December 31, 2003 in conformity with generally accepted accounting principles.

Renzi, Bernardi, Suarez & Co

Philadelphia, Pennsylvania
January 28, 2004

587 Haddon Avenue · Collingswood, NJ 08108 · (856) 858-7887
Fax: (856) 858-1142, E-mail Address: rbscpa.com
1845 Walnut Street · 14th Floor · Philadelphia, PA 19103 · (215) 665-3979

RYAN & COMPANY, LP.
BALANCE SHEET
December 31, 2003

ASSETS

Cash	$2,225,519
Receivable from Broker/Dealers	10,666
Securities (at market)	3,964,578
Furniture, Office Equipment, other Depreciable Property net of accumulated depreciation of $168,271	5,840
Total Assets	$6,206,603

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts Payable and Accrued Liabilities	$37,863
Commissions Payable	0
Note Payable	0
Total Liabilities	$37,863
PARTNERS' EQUITY	6,168,740
TOTAL LIABILITIES AND PARTNER'S EQUITY	$6,206,603

The accompanying notes are an integral part of these financial statements.

RYAN & COMPANY, LP.
INCOME STATEMENT
For the Period January 1, 2003 to December 31, 2003

REVENUES:		
Commissions	$451,657	
Fees	21,868	
Trading Profits/Losses	1,376,747	
Interest (Including $67732 on Municipal Bonds)	141,252	
Dividends	32,866	
Investment Banking	0	
Market Making	(32,012)	
TOTAL REVENUES		$1,992,378
EXPENSES:		
Salaries for Voting Stockholder Officers	$60,000	
Other Employee Compensation and Benefits	134,647	
Commissions paid to Independent Contractors	215,851	
Execution and Clearing	125,001	
Interest Expense	0	
Occupancy and Equipment Costs	50,502	
Depreciation and Amortization	5,936	
Communications and Quotation Services	29,396	
Regulatory Fees and Expenses	2,343	
Other Expenses	102,581	
TOTAL EXPENSES		$726,258
NET PROFIT		$1,266,120

The accompanying notes are an integral part of these financial statements

RYAN & COMPANY, LP.

STATEMENT OF PARTNER'S EQUITY

For the period January 1, 2003 to December 31, 2003

	TOTAL	GENERAL PARTNER	LIMITED PARTNERS
Balance at January 1, 2003	$6,640,167	$3,320,083	$3,320,084
Capital Contributions 2003	$22,453	$11,227	$11,227
Distributions 2003	($1,760,000)	($880,000)	($880,000)
Net Income 2003	$1,266,120	$633,060	$633,060
Balance at December 31, 2003	$6,168,740	$3,084,370	$3,084,370

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

For the period January 1, 2003 to December 31, 2003

Balance at January 1, 2002	$0
Increases	0
Decreases	0
Balance at December 31, 2002	$0

The accompanying notes are an integral part of these financial statements.

RYAN & COMPANY, LP.
STATEMENT OF CASH FLOWS
For the Period January 1, 2003 to December 31, 2003

Increase (Decrease) in Cash and Cash Equivalent

Cash Flows From (Used in) Operating Activities:		
Net Income		$1,266,120
Adjustments To Reconcile Net Income to net cash provided by operating activities:		
Depreciation and Amortization	5,936	
Decrease (Increase) in Receivables	7,842	
Increase (Decrease) in Accounts Payable	(1,928)	
Increase (Decrease) in Taxes Payable	0	
Increase (Decrease) in Commissions Payable	-9013	
Total Adjustments		$2,837
Net Cash From (Used in) Operating Activities		$1,268,957
Cash Flows From (Used in) Investing Activities:		
Net Capital Expenditures	(2,986)	
Decrease (Increase) in Securities Positions	(2,219,317)	
Net Cash From (Used in) Investing Activities		($2,222,303)
Cash Flows From (Used in) Financing Activities:		
Capital Contribution	22,453	
Capital Distributions	(1,760,000)	
Increase (Decrease) in Outstanding Debt	0	
Net Cash From (Used in) Financing Activites		($1,737,547)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		($2,690,893)
Cash and Cash Equivalents, Beginning of Period		$4,916,412
Cash and Cash Equivalents, End of Period		$2,225,519

The accompanying notes are an integral part of these financial statements.

RYAN & COMPANY, LP.
NOTES TO FINANCIAL STATEMENTS

. The Company:

Ryan & Company, LP. ("the Company") is a successor entity to S.W. Ryan & :ompany, Inc. which was incorporated on March 2, 1988, to conduct business as : broker and dealer in securities. Operations commenced on May 2, 1988.

?. Summary of Significant Accounting Policies:

Revenue Recognition:

Brokerage commissions on securities transactions are recorded on a trade date basis. No material difference would exist if transactions were recorded on a settlement date basis. All other revenue is recorded when it is received by the Company.

Depreciation and Amortization:

Depreciation of furniture, office equipment, and other depreciable property is charged to operations over five years using the straight-line method. The Company takes advantage of Section 179 deductions where possible.

Securities Transactions:

Securities transactions are recorded on a settlement-date basis in order to facilitate reconciliation with the brokerage statements of the Company prepared by Bear Stearns Securities Corporation.

3. Accounts Receivable:

Accounts Receivable represents commissions due from other broker-dealers including a correspondent broker-dealer with whom the Company acts as an introducing broker, forwarding transactions of its customers to the correspondent broker-dealer for clearing on a fully-disclosed basis.

4. Commitments and Contingencies:

The Company currently rents space in a building on a month to month basis at $20 per square foot plus CAM charges. The Company has no other commitments or contingencies.

5. Net Capital Requirements:

As a broker-dealer registered with the Securities and Exchange Commission, the Company is subject to Rule 15c3-1 of the Securities Exchange Act of 1934, which requires that "aggregate indebtedness" of the Company, as defined, shall not exceed 15 times "net capital", as defined. In addition, Rule 15c3-1 requires "net capital" to be maintained based on a formula depending on the number of stocks that the Company makes a market in, with a minimum of $100,000.

At December 31, 2003, the Company's net capital ratio (aggregate indebtedness to net capital) was 0.01 to 1 and its net capital was $4,617,405. This is $4,517,405 in excess of its required net capital of $100,000.

6. Special Account for the Exclusive Benefit of Customers:

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers" since it meets the requirements of Rule 15c3-3(k)(2)(B), which among other provisions, requires the Company to clear all transactions with and for customers on a fully-disclosed basis with a clearing broker-dealer, and to promptly transmit all customer funds and securities to the clearing broker-dealer which carries all of the accounts of such customers.

7. Income Taxes:

The Company is a Pennsylvania Limited Partnership and as a result, the Company will incur no federal or state income tax liability on its earnings for 2003. The Company is liable for Pennsylvania Capital Stock tax, Borough of Conshohocken revenue taxes, and other applicable business taxes.

8. Securities:

All investment securities of the Company are held at Bear Stearns Securities Corporation. Securities are marked to market as of each month-end, and the corresponding profit or loss is recorded to operations.

Securities positions as of December 31, 2003 consisted of the following:

	STOCKS	OPTIONS	MUNICIPAL	ARB A/C's	TOTAL
LONG	3,157,245	0	1,036,603	5,360,557	9,554,405
SHORT	(159,451)	(57,600)		(5,372,775)	(5,589,826)
NET	2,997,793	(57,600)	1,036,603	(12,218)	3,964,578

9. Related Party Transactions:

Because the Company's earnings flow through to each Partner's personal federal and state income tax returns, and since the limited partners take relatively small salaries, the Company directly pays estimated tax payments to cover the resulting tax liability for the proportionate share of its earnings for each partner. These payments are treated as capital distributions to each partner when they are paid.

10. Profit Sharing Plan:

The Company adopted the Ryan & Company, LP. Profit Sharing Plan Dated December 28, 1988 covering all eligible employees. The Partners voted not to make a contribution to the Plan for the benefit of its employees for the year 2003. The assets of the Plan are held in a Trust established December 28, 1988, and are not under the control of the Company. The Company is under no obligation to continue to make contributions to the plan in the future.

RYAN & COMPANY, LP.
COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE ACT OF 1934

as of December 31, 2003

COMPUTATION OF NET CAPITAL

1. Total Ownership Equity from Statement of Financial Condition	$6,168,740
2. Deduct: Ownership Equity Not Allowable for Net Capital	$0
3. Total Ownership Equity Qualified for Net Capital	$6,168,740
4. Add:	
A. Liabilities Subordinated to Claims of General Creditors Allowable in Computation of Net Capital	$0
B. Other (Deductions) or Allowable Credits	$0
5. Total Capital and Allowable Subordinated Liabilities	$6,168,740
6. Deductions and/or charges: Total Nonallowable Assets from Statement of Financial Condition	$5,840
7. Other Additions and/or Allowable Credits	$0
8. Net Capital Before Haircuts on Securities Positions	$6,162,900
9. Haircuts on Securities	$1,545,495
10. Net Capital	$4,617,405

RYAN & COMPANY, LP.
COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE ACT OF 1934

as of December 31, 2003, Continued

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

11.	Minimum Net Capital Required (6-2/3% of line 18)	$2,525
12.	Minimum Dollar Net Capital Requirement of Reporting Broker or Dealer	$100,000
13.	Net Capital Requirement (greater of line 11 or 12)	$100,000
14.	Excess Net Capital (line 10 less line 13)	$4,517,405
15.	Excess Net Capital at 1000% (line 10 less 10% of line 18)	$4,613,619

COMPUTATION OF AGGREGATE INDEBITNESS

16.	Total Aggregate Indebtedness Liabilities from Statement of Financial Condition	$37,863
17.	Add:	
	A. Drafts for Immediate Credit	---
	B. Market Value of Securities Borrowed for Which no Equivalent Value is Paid or Credited	---
	C. Other Unrecorded Amounts	---
18.	Total Aggregate Indebtedness	$37,863
19.	Percentage of Aggregate Indebtedness to Net Capital (Line 18 divided by line 10)	0.82%
20.	Percentage of Debt to Debt-Equity Total Computed in Accordance with Rule 15c3-1(d)	0.00%

RYAN & COMPANY, INC.
COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE ACT OF 1934

as of December 31, 2003, Continued

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There are no material differences between this computation of net capital and the corresponding computation prepared by Ryan & Company, LP. and included in the Company's unaudited Part IIA FOCUS Report filing as of December 31, 2003.

In addition, there are no material inadequacies found to exist or found to have existed since the date of the previous audit, January 28, 2003.

Renzi, Bernardi, Suarez & Co.
Certified Public Accountants/Business Advisors

A Professional Association

Howard R. Renzi, CPA
Philip J. Bernardi, CPA, CVA
Edward A. Suarez, CPA, CFE

Janet M. McClafferty, CPA

MEMBER
AMERICAN INSTITUTE OF CPA'S
NEW JERSEY SOCIETY OF CPA'S

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Partners Ryan & Company, LP.:

We have examined the financial statements of Ryan & Company, LP. ("the Company") for the period ending December 31, 2003, and have issued our report thereon dated January 28, 2004. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company (i) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or (ii) in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

587 Haddon Avenue · Collingswood, NJ 08108 · (856) 858-7887
Fax: (856) 858-1142, E-mail Address: rbscpa.com

Because of the inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting controls of S.W. Ryan & Company, Inc. taken as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness. Also, no facts came to our attention indicating that the exemptive provisions of Rule 15c3-3 had not been complied with during the period.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers Regulation, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.

Perry, Bernardi, Fergy & Co

Philadelphia, Pennsylvania
January 28, 2004